June 4, 2009

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Fugario

Re: Salary.com, Inc.

Form 10-K for Fiscal Year Ended March 31, 2008

Filed June 13, 2008

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Filed February 9, 2009

File No. 001-33312

Dear Ms. Fugario:

We are requesting an extension of time to file our response to the matters addressed in the letter from the Securities and Exchange Commission, Division of Corporation Finance, dated May 18, 2009. We request an extension to respond on or before June 12, 2009.

If you should have any questions concerning this request, please contact the undersigned at 781-851-8889.

Sincerely,

/s/    Bryce Chicoyne

Bryce Chicoyne

Chief Financial Officer

Salary.com, Inc.

cc:	G. Kent Plunkett, Chief Executive Officer, Salary.com, Inc.

Robert E. Puopolo, Goodwin Procter LLP